[DYNASIL LETTERHEAD]

February 19, 2007

United States Securities and Exchange Commission
Washington, DC 20549-7013

	Attention:	Mr. John Cash
			Accounting Branch Chief
			Mail Stop 7010

Re: Comment Letter dated February 8, 2007 to Dynasil
      Corporation of America

Dear Sirs:

In reply to the referenced letter, this will confirm that the undersigned has signed all his certifications under Section 302 of the Sarbanes-Oxley Act of 2002 in a personal capacity, as well as an official capacity on behalf of Dynasil Corporation of America.

Very truly yours,




Craig T. Dunham

DYNASIL CORPORATION OF AMERICA


By

	Craig T. Dunham, President

Cc: Dynasil Corporation of America